                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ---------------------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 9)



                   LABORATORY CORPORATION OF AMERICA HOLDINGS
                   ------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                  50540R 10 2
                                 --------------
                                 (CUSIP Number)










                        (CONTINUED ON FOLLOWING PAGE(S))

                                      13G
CUSIP NO.  50540R 10 2                                             Page 2 of 7


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  NATIONAL HEALTH CARE GROUP, INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]

-------------------------------------------------------------------------------
3.       SEC USE ONLY


-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

                                            -0-
                    -----------------------------------------------------------
NUMBER                     6.       SHARED VOTING POWER
OF SHARES
BENEFICIALLY                                7,105,644
OWNED BY            -----------------------------------------------------------
EACH                       7.       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                                 -0-
                    -----------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                            7,105,644
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            7,105,644
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [ ]


-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                            5.7%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            CO

                                      13G
CUSIP NO.  50540R 10 2                                              Page 3 of 7


-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  MAFCO HOLDINGS INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]

-------------------------------------------------------------------------------
3.       SEC USE ONLY


-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

                                            -0-
                    -----------------------------------------------------------
NUMBER                     6.       SHARED VOTING POWER
OF SHARES
BENEFICIALLY                                7,105,644
OWNED BY            -----------------------------------------------------------
EACH                       7.       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                                 -0-
                    -----------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                            7,105,644
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            7,105,644
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [ ]


-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            5.7%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            CO

                                      13G
CUSIP NO.  50540R 10 2                                              Page 4 of 7


Item 1(a):                 Name of Issuer.
                           ---------------

                           LABORATORY CORPORATION OF AMERICA HOLDINGS (the "Company")

Item 1(b):                 Address of Issuer's Principal Executive Offices.
                           ------------------------------------------------

                           358 South Main Street
                           Burlington, North Carolina  27215

Item 2(a):                 Name of Persons Filing.
                           -----------------------

                           National Health Care Group, Inc. ("National Health") is an indirect wholly-owned subsidiary of Mafco Holdings Inc. ("Mafco"). All of the capital stock of Mafco is owned by Ronald O. Perelman.

Item 2(b):                 Address of Principal Business Office.
                           -------------------------------------

                           The principal business offices of National Health are located at 35 East 62nd Street, New York, New York 10021. The principal business offices of Mafco are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):                 Citizenship.
                           ------------

                           National Health and Mafco each are Delaware corporations.

Item 2(d):                 Title of Class of Securities.
                           -----------------------------

                           Common Stock, par value $.01 per share (the
                           "Shares").


Item 2(e):                 CUSIP Number.
                           -------------

                           50540R 10 2

Item 3:                    Not Applicable

Item 4:                    Ownership.
                           ----------

                           National Health owns 7,105,644 Shares, which represented approximately 5.7% of the total number of Shares outstanding on December 31, 1998. Mafco may be deemed to beneficially own the Shares owned by National

                                      13G
CUSIP NO.  50540R 10 2                                              Page 5 of 7


                           Health. Ronald O. Perelman owns all of the capital stock of Mafco.

                           (a)  Amount Beneficially Owned:

                                    7,105,644 Shares

                           (b) Percent of Class:

                                    Approximately 5.7% based upon 125,272,546
                                    Shares outstanding on December 31, 1998.

                           (c) Number of shares as to which such person has:

                                    (i)   Sole power to vote or to
                                           direct the vote..................-0-

                                    (ii)  Shared power to vote or
                                           to direct the vote.........7,105,644

                                    (iii) Sole power to dispose
                                           or to direct the
                                           disposition of...................-0-

                                    (iv)  Shared power to dispose
                                           or to direct the
                                           disposition of.............7,105,644

                           In addition, National Health owns warrants to purchase 3,290,421 Shares at $22.00 (subject to adjustment). Such warrants are exercisable on April 28, 2000.

Item 5:                    Owner of Five Percent or Less of a Class.
                           -----------------------------------------

                           Not Applicable

Item 6:                    Ownership of More than Five Percent on Behalf of
                           Another Person.
                           ------------------------------------------------

                           Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                           ----------------------------------------------------

                           Not Applicable

                                      13G
CUSIP NO.  50540R 10 2                                              Page 6 of 7


Item 8:                    Identification and Classification of Members of the
                           Group.
                           ---------------------------------------------------

                           Not Applicable

Item 9:                    Notice of Dissolution of Group.
                           -------------------------------

                           Not Applicable

Item 10:                   Certification.
                           --------------

                           Not Applicable

                                      13G
CUSIP NO.  50540R 10 2                                              Page 7 of 7

                                   Signature
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1999


                                         NATIONAL HEALTH CARE GROUP, INC.




                                         By: /s/ Glenn P. Dickes
                                            --------------------------------
                                            Name:  Glenn P. Dickes
                                            Title: Vice President





                                         MAFCO HOLDINGS INC.




                                         By: /s/ Glenn P. Dickes
                                            --------------------------------
                                            Name:  Glenn P. Dickes
                                            Title: Senior Vice President